601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

November 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Alan Campbell

Suzanne Haynes

Sasha Parikh

Lynn Dicker

Re:	Kestra Medical Technologies, Ltd.

Draft Registration Statement on Form S-1

Submitted on August 25, 2021

CIK No. 0001877184

Ladies and Gentlemen:

This letter sets forth responses of Kestra Medical Technologies, Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 29, 2021 with respect to the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Prospectus Summary, page 1

1.

Staff’s Comment: Please revise your Summary to provide a more balanced discussion of your company and your product. By way of example only, relocate your risk factors summary to immediately follow the discussion of “Our Success Factors” and “Our Growth Strategies” beginning on page 3 and expand the discussion of your risk factors to ensure the discussion is as prominent as the discussion of your success factors and growth strategy. In your Summary revisions, please also disclose the amount of your indebtedness, the interest rate and the amount of debt payments made in recent periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4 to 8 and 107 to 111 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company has included additional disclosure on the amount of its outstanding indebtedness, the interest rate applicable thereto and the amount of debt payments made in recent periods on pages 3 to 4 of the Summary section of the Amended Registration Statement.

2.	Staff’s Comment: Please provide support for your statement that the false alarm rate of ZOLL’s Life Vest WCD is one every 3.4 days.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement in the Registration Statement that the false alarm rate of ZOLL’s LifeVest WCD is one every 3.4 days is based on data disclosed in the 2016 ZOLL LifeVest WCD 4000 operating manual (the “ZOLL Operating Manual”). As described in the ZOLL Operating Manual, a study was conducted to demonstrate the safety of ZOLL’s LifeVest WCD. Page 7-8 of the ZOLL Operating Manual states that the study involved “105 patient weeks of patient device experience,” which is equivalent to 735 days of patient device experience. During that time, there were 214 false arrhythmia detections amongst the study population, as reported on pages 7 to 8 of the ZOLL Operating Manual. This amounts to one false arrhythmia detection for every approximately 3.4 days of patient device experience. The ZOLL Operating Manual is publicly available and begins on page 247 of the compilation of several manuals for ZOLL’s LifeVest products, including the ZOLL Operating Manual, available at the following link: https://www.accessdata.fda.gov/cdrh_docs/pdf/P010030S056d.pdf.

Our Clinical Studies and Commercialization, page 3

3.

Staff’s Comment: We note your statements here and on page 101 that (i) you are committed to continuing to develop clinical evidence to further demonstrate the safety and effectiveness of your product and (ii) you believe your post-market surveillance study will further raise awareness of and validate your ASSURE System. Please revise these statements to reflect your disclosure on page 21 that subsequent clinical trials may not be consistent with your findings to date and could impede the adoption of your product.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 106 of the Amended Registration Statement.

Our Success Factors, page 3

4.

Staff’s Comment: We note your statement that you estimate that the near-term achievable market for WCDs in the U.S. as of 2021 is approximately $3 billion, representing one-half of the total addressable market opportunity, and is approximately 23% penetrated. Please revise your disclosure here and throughout to specify what is meant by “near-term achievable market” and discuss the differences between the approximate $1 billion global market that you estimate for 2022 and the “near-term achievable market” of approximately $3 billion. Please also revise to disclose the assumptions underlying your estimates of near-term achievable market, total addressable market and market penetration and discuss the risks related to these assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4 and 107 to 108 of the Amended Registration Statement.

5.

Staff’s Comment: We note your disclosure on page 5 indicating that you have established infrastructure to support adjacent follow-on products in the cardiac patient continuum of care. However, the prospectus does not appear to contain a discussion of any follow-on products under development. Please revise here and throughout the prospectus where you discuss follow-on products to clarify, if true, that you do not have any additional products under development. Alternatively, to the extent you have additional products in development, please revise your prospectus to discuss these products.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6 and 109 of the Amended Registration Statement to remove the previous references to adjacent follow-on products in the Registration Statement as the Company currently does not have any adjacent follow-on products in development.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations

Revenue, page 89

6.

Staff’s Comment: As you have noted that you are in the process of commercially launching your ASSURE System and expect to begin generating revenues during your 2022 fiscal year, please disclose your revenue recognition policy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 92 to 93 of the Amended Registration Statement to provide a description of its expected revenue recognition policy. The Company further notes that as it has only recently received regulatory approval for and is in the process of commercially launching its ASSURE System, it has yet to enter into any pricing contracts with potential payors or generate any revenues as of the date of the Amended Registration Statement and this letter. As such, the description of the Company’s revenue recognition policy as provided in the Amended Registration Statement reflects the Company’s current expectations as to how revenues will be recognized once it begins generating revenues.

Business, page 99

7.

Staff’s Comment: Your disclosure on pages 51, 57 and 58 indicates that you in-license certain of your patents and technology from third parties and that you are also party to out-bound licenses with third parties. Please revise your Business section to describe the terms of your material license agreements and file the agreements as exhibits to your registration statement. Alternatively, please tell us why this would not be required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the Company’s intellectual property license agreements are material to an investor or fall within the definition of a “material contract” required to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K, Item 601(b)(10). As mentioned in the risk factors cited, the Company in-licenses and out-licenses certain intellectual property rights pursuant to an intellectual property license agreement entered into in connection with its spinoff from its predecessor in 2016 for the purpose of foreclosing the possibility of the parties thereto raising infringement claims against each other after the separation with respect to intellectual property that existed before the separation. The intellectual property licenses granted under such agreement are royalty-free and, pursuant to their express terms, are not revocable or terminable under any circumstances. No payments are owed by or to the Company under such agreement. Furthermore, the Company subsequently developed the core intellectual property in its Wearable Cardioverter Defibrillator technology and its ASSURE System and, to the Company’s knowledge, the intellectual property covered by such agreement is not material to the Company’s Wearable Cardioverter Defibrillator technology or its ASSURE System. The Company respectfully advises the Staff that, for the reasons outlined above, it does not believe that such license agreement is material to its business or that disclosure of its terms would provide meaningful information that a reasonable investor would consider important.

Intellectual Property, page 120

8.

Staff’s Comment: Please revise this section to disclose the jurisdictions of your patents. In addition, your disclosure here indicates that the earliest expiry date for issued patents owned or used by you is in 2025, but your disclosure on page 51 states that your earliest U.S. patent will expire in 2022. Please reconcile your disclosure or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 128 to 129 of the Amended Registration Statement.

General

9.

Staff’s Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff, on a confidential basis, copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, if any, whether or not they retain copies of such communications. To date, no such communications have been made.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sophia Hudson, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4750 or by email at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

Via E-mail:

cc:	Brian Webster

Traci S. Umberger

Kestra Medical Technologies, Ltd.

Lisa Zhang

Kirkland & Ellis LLP

Patrick O’Brien

Thomas J. Danielski

Ropes & Gray LLP